-------------------------
   FORM 4
|__| Check this box if no
     longer subject to
     Section 16. Form 4
     or Form 5 obligations
     may continue. See
     Instruction 1(b).

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.



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   hours per response....0.5
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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    or Perporting Person*                                                               (Check all applicable)
                                                                            X  Director                    __ 10% Owner
                                                                            X  Officer (give title below)  __ Other (specify below)
                                                                            Chief Executive Officer & President
Rittereiser,  Fredric     W.   The Ashton Technology Group, Inc. "ASTN"
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(Last)        (First)   (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         X  Form Filed by One Reporting Person
                                                  (Voluntary)             June 1997        __ Form Filed by More than One Reporting
c/o The Dover Group, Inc.                                                                     Person
20 Maple Street
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

Toms River,      NJ          08753                                        October 1996
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(City)         (State)       (Zip)         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3 and     (Instr. 4)
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                                         Code   V          Amount  (A) or (D)  Price
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Common Stock                 2/9/97       J(1)             750,000  (1)        (1)        -0-
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 4 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month       4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)      (D) Date    Expir- Title Amount
                                                           Exerci- ation        or of
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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Common Stock     $4.50   10/22/96   J(2)      1,000,000    4/2/97  6/2/97 Com-  1,000,000  N/A    -0-
Call Options                                                              mon
                                                                          Stock
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Common Stock     $4.50   10/22/96   J(3)        107,500     (3)     (3)   Com-   107,500   N/A      -0-
Put Options                                                               mon
                                                                          Stock
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Explanation of Responses:
(1) - (3) See Exhibit A

** Intentional misstatements or omissions of                /s/ Fredric W. Rittereiser                     July 10, 1997
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations                                            ** Signature of Reporting Person                         Date
   See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*   If the form is filed by more than one reporting person, See Instruction 4(b)(v).

                                                                       Exhibit A

                        June 1997 Addendum to FORM 4
   for Fredric W. Rittereiser for The Ashton Technology Group, Inc. ("Ashton")

(1) A Settlement Agreement by and among Ashton, its subsidiary Universal Trading Technologies Corporation ("UTTC"), Fredric W. Rittereiser ("Rittereiser"), The Dover Group, Inc. ("Dover"), and David N. Rosensaft ("Rosensaft") and a Stock Purchase Agreement by and among Ashton, Rittereiser, Dover and Rosensaft (collectively, the "Agreements"), were both entered into on January 30, 1997. Subject to the Agreements, Dover, Rittereiser, or his or its designee was to purchase 750,000 shares of common stock of Ashton, par value $.01 (the "Common Stock") from Rosensaft for $2,000,000 on April 10, 1997. On April 10, 1997, Rittereiser and Dover declined to purchase the 750,000 shares of Common Stock.

    On May 1, 1997, Rosensaft commenced an action in the United States District Court for the Southern District of New York entitled "David N. Rosensaft v. The Ashton Technology Group, Inc., Universal Trading Technologies
    Corporation,   The  Dover  Group,   Inc.   and   Frederic  W.   Rittereiser"
    (collectively, the "Defendants") No. 97 Civ. 3138, asserting ten claims against one or more of the Defendants including breach of contract and securities fraud and seeking, inter alia, specific performance of the Settlement Agreement dated January 30, 1997, between and among the parties or in the alternative, actual and consequential damages in an amount to be proved at trial in addition to punitive damages. On June 9, 1997, Rosensaft served a First Amended Complaint adding three additional claims against Ashton, alleging that Ashton improperly refused Rosensaft's request to sell his Ashton stock.

    Between April 10, 1997 and June 26, 1997, the Reporting Person endeavored to work out a settlement with Rosensaft relating to the 750,000 shares.

    On June 26, 1997, the Defendants served their answer and counterclaims generally denying the allegations of the First Amended Complaint and alleging six counterclaims against Rosensaft, including that (i) Rosensaft acquired 1,100,000 shares of Ashton Common Stock from Ashton on the basis of false and misleading statements and common law fraud and (ii) Rosensaft breached his January 19, 1996 Consulting Agreement with Ashton (the
    "Consulting Agreement") by (a) failing to carry out his duties as a consultant under the Consulting Agreement, (b) violating the provisions of the Consulting Agreement restricting his use of confidential information of Ashton, (c) failing to adhere to the non-competition provisions of the Consulting Agreement, (d) misappropriating for himself the property rights of UTTC relating to Ashton's Universal Trading System ("UTS(TM)"), and (e) failing to return to UTTC and/or Ashton valuable property and information, including confidential documents and computer equipment belonging to UTTC and/or Ashton.

    Based on the information discussed above, the Reporting Person is not the beneficial owner of the 750,000 shares of Common Stock referenced above.

(2) Subject to the terms and conditions of a Settlement Agreement, dated October 22, 1996, and in consideration for $250,000 payable by Fredric W. Rittereiser to Helen J. Tate, as trustee for the Tate Trusts, Fredric W. Rittereiser or his designee was granted the right and option (the "Call Option") to purchase and acquire all of the 1,000,000 shares of Ashton Common Stock held by the Tate Trusts for a total purchase price of $4,500,000. The Call Option was exercisable at any time from April 2, 1997 to June 2, 1997. Mr. Rittereiser did not exercise this Call Option by June 2, 1997, and thus he is not the beneficial owner of these shares.

(3) Subject to the terms and conditions of a Settlement Agreement, dated October 22, 1996, Fredric W. Rittereiser granted to Raymond T. Tate the right and option (the "Put Option"), exercisable by written notice to Fredric W. Rittereiser or his designee, at any time during the period beginning at 12:00 a.m., New York time, on the business day immediately following exercise of the Call Option and ending at 11:59 p.m. on the fifth business day immediately following exercise of the Call Option (the "Put Exercise Period"), to require Fredric W. Rittereiser or his designee to purchase and acquire from Raymond T. Tate all 107,500 of the shares of Ashton common stock owned by Mr. Tate for a total purchase price of $483,750. Since Mr. Rittereiser did not exercise the Call Option by June 2, 1997, Mr. Tate cannot exercise the Put Option.